Beckman Coulter, Inc.
Fullerton, California



Ladies and Gentlemen:

Re: Registration Statement on Form S-8 relating to the Beckman Coulter, Inc. Executive Deferred Compensation Plan.

With respect to the subject registration, we acknowledge our awareness of the use therein of our reports dated April 27, 2001 and July 27, 2001, related to our reviews of interim financial information.

Pursuant to Rule 436(c) under the Securities Act of 1933, such reports are not considered part of a registration statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of sections 7 and 11 of the Act.

Very truly yours,

/S/ KPMG LLP

Orange County, California
November 5, 2001